SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                                   ElderTrust
                                (Name of Issuer)

                      Common Shares of Beneficial Interest
                         (Title of Class of Securities)

                                    284560109
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X] Rule 13d-1(b)

                  [ ] Rule 13d-1(c)

                  [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G
CUSIP No. 284560109

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Summit Bancorp.
                  22-1903313

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) |_|
                  (b) |_|
               See Item 7

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New Jersey

   NUMBER OF SHARES      5    SOLE VOTING POWER        359,500
BENEFICIALLY OWNED BY
EACH REPORTING PERSON    6    SHARED VOTING POWER      0
        WITH
                         7    SOLE DISPOSITIVE POWER   359,500

                         8    SHARED DISPOSITIVE POWER 0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         359,500

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES
                           Not Applicable                  | |

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             5.05%

12       TYPE OF REPORTING PERSON

                  HC

                                  SCHEDULE 13G

ITEM 1(a). NAME OF ISSUER:

                  ElderTrust

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  101 East State Street, Suite 100, Kennett Square, PA 19348

ITEM 2(a). NAME OF PERSON FILING:

                  Summit Bancorp.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
                  301 Carnegie Center
                  Princeton, New Jersey  08543


ITEM 2(c). CITIZENSHIP:

                  New Jersey

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

                  Common Shares of Beneficial Interest

ITEM 2(e). CUSIP NUMBER:

                  284560109

ITEM 3.

     [X] g. Parent Holding Company in accordance withss.240.13d-1(b)(1)(ii)(G)

ITEM 4. OWNERSHIP:


         (i) Sole power to vote or to direct the vote:        359,500

         (ii) Shared power to vote or to direct the vote:     0

         (iii) Sole power to dispose or to direct the disposition:     359,500

         (iv) Shared power to dispose or to direct the disposition:    0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                                                     Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                                                     Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

          The subsidiary which, in the ordinary course of business, acquired the security being reported on by Summit Bancorp. is:
                                                     Summit Bank
                                                     One Bethlehem Plaza
                                                     Bethlehem, PA 18018
          Summit Bank is a bank as that term is defined at section 3(a)(6) of the Securities Exchange Act of 1934. Summit Bancorp. owns all of the outstanding stock of First Valley Corporation, a registered bank holding company. First Valley Corporation owns all of the outstanding stock of Summit Bank, Bethlehem, PA

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                                                     Not Applicable


ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

                                                     Not Applicable


ITEM 10. CERTIFICATIONS:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE:    February 14, 2001



Summit Bancorp.

By:/s/ Timothy S. Tracey
   ----------------------------------
         Timothy S. Tracey
         Executive Vice President